Exhibit 12.1

Flowers Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

Fiscal 2009 - 2013

(000’s Omitted, Except Ratio Amounts)

	Fiscal Year
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$28,875	$23,411	$10,172	$8,164	$11,587
Interest portion of rent expense (1)	$30,100	$25,600	$23,399	$20,953	$19,569

Total Fixed Charges	$58,975	$49,011	$33,571	$29,117	$31,156

Earnings:
Income before income taxes	$322,373	$208,772	$191,966	$210,380	$207,759
Plus: Fixed charges (2)	$58,975	$49,011	$33,571	$29,117	$31,156

Earnings Available to Cover Fixed Charges	$381,348	$257,783	$225,537	$239,497	$238,915

Ratio of Earnings to Fixed Charges	6.5	5.3	6.7	8.2	7.7

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.
(2)	Fixed charges represents gross interest expense plus the interest portion of rent expense.